Exhibit 99.1

Titan Medical to Webcast Business Update Conference Call on March 28, 2019

TORONTO--(BUSINESS WIRE)--March 22, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (NASDAQ:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that management will webcast a conference call on Thursday, March 28 at 4:30 p.m. ET to provide a business update on the Company and its SPORT Surgical System. Speakers on the call will include David J. McNally, Chief Executive Officer of Titan Medical and Stephen D. Randall, the Company’s Chief Financial Officer,

Investors can access the call through Titan Medical’s website at www.titanmedicalinc.com, by clicking on the “Investors” page. For those unable to listen to the live webcast, a replay will be archived on the Company’s website.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com